Exhibit 12

United Parcel Service, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

	Nine months Ended September 30,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings:
Income before income taxes	$4,527	$5,523	$3,366	$5,015	$431	$6,510
Add: Interest expense	252	354	445	442	246	211
Add: Interest factor in rental expense	152	205	207	278	296	304

Total earnings	$4,931	$6,082	$4,018	$5,735	$973	$7,025

Fixed charges:
Interest expense	$252	$354	$445	$442	$246	$211
Interest capitalized	12	18	37	48	67	48
Interest factor in rental expense	152	205	207	278	296	304

Total fixed charges	$416	$577	$689	$768	$609	$563

Ratio of earnings to fixed charges	11.9	10.5	5.8	7.5	1.6	12.5